RG RESOURCE TECHNOLOGIES, INC.

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2020

RG RESOURCE TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2020

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants
7900 Glades Road, Suite 360, Boca Raton, FL 33434
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net • www.shavell.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
RG Resource Technologies, Inc.
Oxford, MI

We have reviewed the accompanying financial statements of RG Resource Technologies, Inc. an S-Corporation (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

Emphasis of Matter Regarding Going Concern

As discussed in Note 13, the Company has suffered a loss from operations and has a net stockholders' deficit. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 13. Our conclusion is not modified with respect to this matter.

Shavell & Company, P.A.

Boca Raton, Florida
April 30, 2021

RG RESOURCE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	23,494
Inventory		158,676
Total Current Assets		182,170
PROPERTY AND EQUIPMENT, NET		9,432
INTANGIBLE, NET		161,962
DEPOSITS		7,630
	$	361,194

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accrued Expenses	$	23,538
Notes Payable		1,890,016
Total Current Liabilities		1,913,554
STOCKHOLDERS' DEFICIT		
Common Stock - No Par Value, 100 Shares		
Authorized; 100 Shares Issued and Outstanding		-
Additional Paid-in Capital		6,475,550
Accumulated Deficit		(8,027,910)
		(1,552,360)
	$	361,194

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	AMOUNT
SALES	$ 7,030
COST OF SALES	3,703
Gross Profit	3,327
GENERAL AND ADMINISTRATIVE EXPENSES	520,169
Loss from Operations	(516,842)
OTHER INCOME:	
Economic Injury Disaster Grant	10,000
Paycheck Protection Program Funding	64,906
Total Other Income	74,906
Net Loss	$ (441,936)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - December 31, 2019	$ -	$ -	$ (7,585,974)	$ (7,585,974)
Contributions	-	6,475,550	-	6,475,550
Net Loss	-	-	(441,936)	(441,936)
Balance - December 31, 2020	$ -	$ 6,475,550	$ (8,027,910)	$ (1,552,360)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(441,936)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation and Amortization		17,674
Paycheck Protection Program Funding		(64,906)
Economic Injury Disaster Grant		(10,000)
Changes in Assets and Liabilities:		
(Increase) Decrease in:		
Accounts Receivable, Net		10,308
Inventory		(29,685)
Prepaid Expenses and Other Current Assets		4,020
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses		(14,735)
Net Cash Used in Operating Activities		(529,260)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Paycheck Protection and Economic Injury Disaster Programs		74,906
Repayment of Notes Payable		(4,000)
Additional Paid-in Capital		435,000
Net Cash Provided by Financing Activities		505,906
Decrease in Cash		(23,354)

Cash:

Beginning		46,848
Ending	$	23,494

SUPPLEMENTAL DISCLOSURES OF NONCASH
FINANCING ACTIVITIES:

Stockholder loans reclassified as additional paid-in capital	$	6,040,550

**NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES**

Business Activity

RG Resource Technologies, Inc. (the "Company") was incorporated in the State of Michigan in 2016. The Company manufactures and sells insulated solar panels that can simultaneously produce both electricity and heat.

**A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES
FOLLOWS:**

Revenue Recognition

The Company utilizes the accrual basis, which recognizes revenue upon the delivery of its product.

Cash

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Advertising

Costs of advertising are expensed as incurred and there was no expense incurred during the year ended December 31, 2020.

Accounts Receivable, Net

Accounts receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received. There was no bad debt expense for the year ended December 31, 2020.

Inventories

Inventories are carried at the lower of cost (measured using the average cost method) or market.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Net

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for major renewal and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factor considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment as of December 31, 2020.

Intangible Assets, Net

Intangible assets consist primarily of the costs of acquiring patents and are amortized using the straight-line method over fifteen years.

Income Taxes

Generally Accepted Accounting Principles ("GAAP") under Accounting Standard Codification ("ASC") 740-10 *Accounting for Uncertainty in Income Taxes*, prescribes a comprehensive model for how an organization should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take on a tax return.

While the Company is not taxed for federal and state income tax purposes (See Notes 9 and 14), the Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable provisions of the Internal Revenue Code ("IRC").

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Research and development costs are charged to operations when incurred and are including in general and administrative expenses. The amount charged in 2020 was $15,828.

Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when those amounts are paid to employees.

Recent Accounting Pronouncement

In February 2016, Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases.* This guidance provides transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For non-public companies, in June 2020 FASB issued ASU 2020-05 which delayed the effective date of ASU 2016-02 to calendar year-end 2022. Management is currently evaluating the impact that adoption of the standard will have on the Company's financial statements.

NOTE 2: INVENTORIES

Inventories consist of the following as of December 31, 2020:

Raw Materials	$	158,676
Finished Goods		-
	$	158,676

NOTE 3:   PROPERTY AND EQUIPMENT, NET

Property and Equipment consists of the following as of December 31, 2020:

	Life in Years		
Machinery and Equipment	7	$	1,510,758
Computers and Software	3-5		15,857
Furniture and Fixtures	7		2,240
			1,528,855
Less: Accumulated Depreciation			(1,519,423)
		$	9,432

For the year ended December 31, 2020, depreciation expense was $2,593.

NOTE 4:   INTANGIBLES, NET

Intangible assets consist of the following as of December 31, 2020:

	Life in Years		
Patents	15	$	226,220
Less: Accumulated Amortization			(64,258)
		$	161,962

For the year ended December 31, 2020 amortization expense was $15,081.

NOTE 5:   NOTES PAYABLE

As of December 31, 2020, the Company has notes payable to three separate entities, totaling $1,890,016. These notes are secured by all the assets of the Company and bear interest at rates ranging from 0% to 10% annually. These notes are subject to certain financial covenants. As of December 31, 2020, the Company is not in compliance with the financial covenants (See Note 14).

NOTE 6:   LEASE

The Company has an agreement to lease office space under a non-cancellable operating lease expiring March 31, 2021. The lease requires payment of a base rental rate of $5,000 plus an additional amount determined annually for common area maintenance and improvements.

Future minimum rental payments required under the non-cancellable operating lease as of December 31, 2020 are $15,000. For the year ended December 31, 2020, rental expense pertaining to the non-cancelable operating lease was $60,000.

NOTE 7:   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and accrued expenses.

The Company maintains cash balances at one financial institution. The accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In the normal course of business, the Company may have deposits that exceed the insured limits. The Company has not experienced any losses to date as a result of this policy.

NOTE 8:   CONTINGENCY

On March 11, 2020, the World Health Organization declared a global pandemic known as the Novel Coronavirus Disease (COVID-19). As a result, global efforts to contain the spread of COVID-19 have significantly impacted many businesses and the economy. While the situation is evolving rapidly, and the full impact is not yet known, the disruption caused by the Coronavirus is affecting business and consumer activities worldwide - including disruption to major financial markets, supply chains, interruption of production, limited personnel, facility and store closures, and decreased demand from both business customers and consumers. As of December 31, 2020, the Company's management continues to assess the impact on its operations, but currently the ultimate effects of COVID-19 are unknown.

NOTE 9:   INCOME TAXES

The Company has elected S-Corporation status under the provisions of the IRC, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements (See Notes 1 and 14).

GAAP requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantial likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination.

A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the more likely than not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

NOTE 9:   INCOME TAXES (CONTINUED)

If a tax position does not meet the more likely than not recognition threshold despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction.

GAAP also requires the disclosure of the accounting policy regarding interest and penalties assessed by the IRS. The Company's policy is to expense these items when they are assessed. The Company had no such expenses for the year ended December 31, 2020.

NOTE 10:   FINANCIAL INSTRUMENTS

The carrying values of cash and accrued expenses approximate their respective fair values due to the short maturities of those items. The carrying values of notes payable approximate their fair value based upon the Company's current borrowing rate of interest with similar terms and average maturities.

NOTE 11:   PAYCHECK PROTECTION PROGRAM

On May 1, 2020, the Company received loan proceeds of $64,906 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides loans to qualifying businesses for amounts up to 2.5 times of computed "average monthly payroll costs." The PPP loan is evidenced by a promissory note dated April 30, 2020, which contains customary events of default relating to, among other things, payment defaults and breaches of representation and warranties. The PPP loan may be prepaid by the Company at any time with no prepayment penalties. The PPP loan matures on April 30, 2022. On November 19, 2020, the Company received a letter from their lender that the U.S. Small Business Administration ("SBA") has approved the forgiveness of the PPP loan and has paid the lender the full amount due. As a result, the Company has recognized the PPP loan forgiveness as other income in the statement of operations for the year ended December 31, 2020.

NOTE 12:   ADDITIONAL PAID-IN CAPITAL

On December 31, 2020, with the consent of the majority stockholder, the Company converted $6,475,500 of stockholder loans to additional paid-in capital.

NOTE 13:   GOING CONCERN

The accompanying financial statements have been prepared under the presumption that the Company will continue as a going concern. The Company has incurred negative cash flows from operations and a net loss of $441,936 for the year ended December 31, 2020, and has an accumulated deficit of $8,027,910 as of December 31, 2020. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the Company include completion of marketable prototypes, aggressive marketing of its products, improving manufacturing capability, and raising additional capital possibly through the sale of additional common shares. These financial statements do not reflect any adjustments that may become necessary should the Company be unable to continue as a going concern.

NOTE 14:   SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through April 30, 2021 the date the financial statements were available to be issued, and has determined other than the following paragraphs, that no such events require adjustment to, or disclosure in, the accompanying financial statements.

On March 1, 2021, with the consent of the Company's stockholders, the Company authorized to issue a total of 100,000 shares of common stock as follows:

	Shares	Par Value
Class A Common Stock	20,000	$0.001
Class B Common Stock	70,000	$0.001
Class C Non-Voting Common Stock	10,000	$0.001

On March 15, 2021, the Company amended its articles of incorporation, authorizing the issuance of the following shares:

	Shares	Par Value
Class A Common Stock	21,000	$0.001
Class B Common Stock	70,000	$0.001
Class C Non-Voting Common Stock	9,000	$0.001

With the consent of the Company's stockholders, on March 15, 2021, the Company elected to revoke the S-Corporation status and converted to a C-Corporation under the provisions of the IRC effective January 1, 2021. Under the provisions of the IRC, the Company is taxed for federal and state income purposes (See Notes 1 and 9). As a result of the election, the Company has a federal net operating loss carryforward of $1,238,749.

On April 29, 2021, the Company modified the terms of its 6% note payable with a creditor. The creditor agreed to accept $5,000 and to discharge the remaining balance of $19,000.

RG RESOURCE TECHNOLOGIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2020

	AMOUNT
Bank Charges	$ 4,153
Depreciation and Amortization	17,674
Dues and Subscriptions	1,284
Education	3,962
Freight	5,773
Insurance	9,109
Maintenance	1,088
Meals and Entertainment	144
Office	22,925
Office Salaries	195,260
Postage and Delivery	5,855
Professional Fees	106,439
Rent	60,000
Research and Development	15,828
Taxes and Licenses	42,503
Telephone	6,032
Travel	5,064
Trade Shows	1,000
Utilities	16,076
	$ 520,169